J.P. Galda & Co.

Attorneys-at-Law

Three Westlakes

1055 Westlakes Drive, Suite 300

Berwyn, Pennsylvania 19312

Telephone (215) 815-1534

February 2, 2017

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Algae Dynamics Corp.
Registration Statement on Form S-1
Registration Number 333-215685

Ladies and Gentlemen:

On behalf of Algae Dynamics Corp. (the “Registrant”), please find below the Registrant’s response to the Staff’s comment letter dated January 31, 2017 (the “Comment Letter”), which has been addressed in the Amended Registration Statement filed today. The numbered response below corresponds to the numbered paragraph in the Comment Letter.

1.	The March 31 MD&A had been inadvertently omitted from the Registration Statement in the originally filing. It has now been included.

As we discussed, we would like to be effective as soon as possible. I would like to request acceleration of effectiveness of the close of business on Tuesday and would like to file an acceleration request tomorrow. Please get back to me as soon as possible regarding this timing.

Sincerely,

/s/ Joseph P. Galda